UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

(Title of Class of Securities)

G98239 109

(CUSIP Number)

With a copy to:

Roberta B. Cherman

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400

04538-132 São Paulo, Brazil

Telephone: +55 11 3702 2245

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98239 109

1	NAME OF REPORTING PERSON Itaúsa S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,870,985
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 17,870,985
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,870,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)(2)
14	TYPE OF REPORTING PERSON (See instructions) HC

CUSIP No. G98239 109

(1)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 435,276,702 Class A common shares outstanding as reported by the Issuer.
(2)	Each Class A common share is entitled to one vote.

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D filed by Itaúsa S.A., a holding company organized under the laws of Brazil (“Itaúsa” or the “Reporting Person”), and IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”), on October 13, 2021, as amended by Amendment No. 1 filed by Itaúsa and IUPAR on December 9, 2021, as amended by Amendment No. 2 filed by Itaúsa on December 16, 2021, as amended by Amendment No. 3 filed by Itaúsa on March 24, 2022, as amended by Amendment No. 4 filed by Itaúsa on July 7, 2022, as amended by Amendment No. 5 filed by Itaúsa on October 5, 2022, as amended by Amendment No. 6 filed by Itaúsa on November 17, 2022, and as amended by Amendment No. 7 filed by Itaúsa on June 8, 2023 (as amended, the “Schedule 13D”), relating to the beneficial ownership of shares of common stock, par value $0.00001 per share, of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”).

This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 18, 2023, Itaúsa sold 5,600,000 Class A common shares of the Issuer’s common stock, par value $0.00001 per share, at a price of US$23,705 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Rule 144 Sale”). As a consequence, Itaúsa’s beneficial ownership decreased to 17,870,985 Class A common shares, representing 4.1% of the outstanding Class A common shares of the Issuer’s capital stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to add the following:

(a)-(c) The information set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

(b) The shareholders’ agreement of the Issuer executed originally on November 29, 2019, as amended (the “Shareholders’ Agreement”), between XP Control LLC, General Atlantic (XP) Bermuda, LP (“GA”), Itaúsa, São Carlos Investimentos Ltd. (“São Carlos”), São Marcos Investimentos Ltd. (“São Marcos” and, together with Itaúsa and São Carlos, the “Iupar Group”), ITB Holding Ltd. (“ITB”) and Itaú Unibanco Holding S.A. (“Itaú Holding” and, together with ITB, “Itaú”), and certain intervening consenting parties, which was originally expected to continue until October, 2026, was terminated on July 6, 2023, with effect beginning on July 10, 2023. Therefore, the Reporting Person is no longer party to the Shareholders’ Agreement. Attached as Annex A hereto is the English language translation of the Termination of the Shareholder’s Agreement entered into on July 6, 2023, among the parties of the Shareholders’ Agreement. As a result of this termination, among other things: (i) Iupar Group will no longer have the right to nominate members to the Issuer’s board of directors, but together with Itaú, they will still be required to adhere to the registration rights when selling their shares in the market, (ii) GA will maintain its right to nominate one board member as long as it maintains a minimum of 2% ownership in the Issuer, (iii) the Issuer’s board of directors will be reduced from 11 members to 9 members, and

(iv) all of the rights and obligations of the parties of the Shareholders’ Agreement will be terminated, provided that clause 8.3 thereof (Confidentiality) shall remain in force for a period of five (5) years, and clauses 1.2 (Rules of Interpretation), 11.1 (Applicable Law), 11.2 (Arbitration), 12.1 (Registration and Recordation), 12.6 (Independence), 12.7 (Amendments), 12.8 (Waiver), 12.9 (Expenses), 12.10 (Taxes), 12.11 (Notices), 12.13 (Consenting Parties), 12.14 (Specific Performance), 12.15 (Language) and 12.6 (Electronic Signature) of the Shareholders’ Agreement shall remain in full force and effect.

(d) On July 18, 2023, Itaúsa ceased to be the beneficial owner of more than five percent of the Class A common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

In connection with the Rule 144 Sale, Itaúsa undertook with J.P. Morgan Securities LLC, the broker-dealer that executed the Rule 144 Sale, not to sell on a transaction pursuant to Rule 144 any of its remaining Class A common shares of the Issuer for a period of thirty (30) days from the date of the Rule 144 Sale.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

ITAÚSA S.A.

By:	/s/ Maria Fernanda Ribas Caramuru

Name: Maria Fernanda Ribas Caramuru
Title: Managing Officer

By:	/s/ Priscila Grecco Toledo

Name: Priscila Grecco Toledo
Title: Managing Officer

ANNEX A

Unofficial English language free translation of the Portuguese language original

TERMINATION OF THE SHAREHOLDERS’ AGREEMENT OF XP INC.

By this private instrument, the Parties:

XP CONTROL LLC, a company incorporated and existing in accordance with the laws of the Cayman Islands, with headquarters in PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“XP Control”);

GENERAL ATLANTIC (XP) BERMUDA, LP, a partnership incorporated under the laws of the Bermuda Islands, based at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda Islands (“GA”);

SÃO CARLOS INVESTIMENTOS LTD., a company incorporated and existing in accordance with the laws of the Cayman Islands, with registered office in the R&H Trust Co. Ltd., Windward 1, Regatta Office Park, Grand Cayman, KY1-1103, Cayman Islands (“São Carlos”);

SÃO MARCOS INVESTIMENTOS LTD., a company incorporated and existing in accordance with the laws of the Cayman Islands, with registered office in the R&H Trust Co. Ltd., Windward 1, Regatta Office Park, Grand Cayman, KY1-1103, Cayman Islands (“São Marcos” and together with São Carlos, “FMS Vehicles”);

ITAÚSA S.A., a corporation with headquarters in the City and State of São Paulo, in Paulista Avenue, No. 1938, 5th floor, Bela Vista, Zip Code 01310-200, enrolled with the National Register of Corporate Taxpayers of the Finance Ministry (CNPJ/MF) under No. 61.532.644/0001- 15, herein as represented in accordance with its by-laws (“Itaúsa” and, when together with FMS Vehicles, the “Iupar Block”);

ITB HOLDING LTD., a company incorporated and existing in accordance with the laws of the Cayman Islands, registered office on 103 South Church Street, Cainvest Bank and Trust Limited - P.O. BOX 1353, Harbor Place, 5th Floor, George Town, Grand Cayman, KY1-1108, Cayman Islands ("ITB”);

ITAÚ UNIBANCO HOLDING S.A., a financial institution with headquarters in Alfredo Egydio de Souza Aranha Square, 100, Torre Olavo Setubal, São Paulo City, São Paulo State, enrolled with the CNPJ/ME under No. 60.872.504/0001-23, herein as represented in accordance with its by-laws (“IUH” and when together with ITB, “Itaú”), acting by itself or its own Affiliates;

XP Control, GA, Iupar Block, and Itaú, hereinafter collectively referred to as “Shareholders” or “Parties” and individually as “Shareholder” or “Party”.

And, as “Intervening Parties”:

XP INC., a corporation listed in the Nasdaq Stock Market with headquarters in PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, in this act as represented in accordance with its bylaws (“Company”);

XP INVESTIMENTOS S.A., a company with headquarters in the City and State of Rio de Janeiro, at Av. Ataulfo de Paiva, No. 153, room 201 (part), Leblon, Zip Code 22440-032, enrolled with the CNPJ/ME under No. 16.838.421/0001-26, herein as represented in accordance with its by-laws (“XP Investimentos”);

XP CONTROLE 3 PARTICIPAÇÕES S.A., company with head office in the City and State of Rio de Janeiro, at Av. Ataulfo de Paiva, no. 153, room 201 (part), Leblon, Zip Code 22440-032, enrolled with the CNPJ/ME under No. 15.787.622/0001-89, herein as represented in accordance with its by-laws (“XP Controle 3”);

XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a company with headquarters in the City and State of Rio de Janeiro, in Av. Ataulfo de Paiva, no. 153, room 201 (part), Leblon, Zip Code 22440-032, enrolled with the CNPJ/ME under No. 02.332.886/0001-04, herein as represented in accordance with its by-laws (“XP CCTVM”);

BANCO XP S.A., a company with headquarters in the City and State of Rio de Janeiro, at Av. Ataulfo de Paiva, no. 153, room 201 (part), Leblon, Zip Code 22440-032, enrolled with the CNPJ/ME under No. 33.264.668/0001-03, herein as represented in accordance with its by-laws (“Banco XP”);

ANTECIPA S.A., a company with headquarters in the City of Salvador, State of Bahia, in Alameda Salvador, 1057, Edif. Salvador Shopping Business, Torre América, room 911 and 912, Caminho das Árvores, Zip Code 41.820-790, enrolled with the CNPJ/ME under No. 25.215.901/0001-21, herein as represented in accordance with its by-laws (“Antecipa”);

CARTEIRA ONLINE CONTROLE DE INVESTIMENTOS LTDA., a company based in City and State of Sao Paulo, in Rua Funchal, No. 19, 3rd floor, Vila Olimpia, Zip Code 04551-060, enrolled with the CNPJ/ME under No. 29.069.487/0001-40, herein as represented in accordance with its articles of association (“Carteira Online”);

XP CONTROLE 4 PARTICIPAÇÕES S.A., a company with headquarters in the City and State of Rio de Janeiro, Av. Ataulfo de Paiva, No. 153, room 201 (part), Leblon, Zip Code 22440-032, enrolled with the CNPJ/ME under No. 25.176.854/0001-54, herein as represented in accordance with its by-laws (“XP Controle 4”);

XP VIDA E PREVIDÊNCIA S.A., a company with headquarters in the City and State of São Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 27 floor, Zip Code 04543- 907, enrolled with the CNPJ/ME under No. 29.408.732/0001-05, herein as represented in accordance with its by-laws (“XP Previdência”);

XP FINANÇAS ASSESSORIA FINANCEIRA LTDA., a limited liability company based in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 30th floor, Zip Code 04453-907, enrolled with the CNPJ/ME under No. 11.077.338/0001-68, herein as represented in accordance with its articles of association (“XP Finanças”);

XP CORRETORA DE SEGUROS LTDA., a limited liability company based in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor, Zip Code 04453-907, enrolled with the CNPJ/ME under No. 10.558.797/0001-09, herein as represented in accordance with its articles of association (“XP Seguros”);

DM10 CORRETORA DE SEGUROS E ASSESSORIA LTDA., a limited company based in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 09.121.755/0001- 19, herein as represented in accordance with its articles of association (“DM10”);

XP ADVISORY GESTÃO DE RECURSOS LTDA., a limited liability company based in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 25 floor, Zip Code 04453-907, enrolled with the CNPJ/ME under No. 15.289.957/0001-77, herein as represented in accordance with its articles of association (“XP Advisory”);

XP VISTA ASSET MANAGEMENT LTDA., a limited liability company based in the city of Sao Paulo, State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, number 1.909, Torre Sul, 30th floor, Zip Code 04453-907, enrolled with the CNPJ/ME under No. 16.789.525/0001-98, herein as represented in accordance with its articles of association (“XP Vista”);

XP GESTÃO DE RECURSOS LTDA., a limited liability company with headquarters at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 30th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 07.625.200/0001-89, herein as represented in accordance with its articles of association (“XP Gestão”);

XP ALLOCATION ASSET MANAGEMENT LTDA., a limited liability company with headquarters at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 30th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 37.918.829/0001-88, herein as represented in accordance with its articles of association (“XP Allocation”);

XP LT GESTÃO DE RECURSOS LTDA., a limited liability company with headquarters at Av. Presidente Juscelino Kubitschek, no. 1.909, Torre Sul, 25th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 36.584.914/0001-94, herein as represented in accordance with its articles of association (“XP LT”);

XP PE GESTÃO DE RECURSOS LTDA., a limited liability company with headquarters at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 30th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 36.445.381/0001-60, herein as represented in accordance with its articles of association (“XP PE”);

XP EVENTOS LTDA., a limited liability company based in Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 35.634.629/0001- 78, herein as represented in accordance with its articles of association (“XP Eventos”);

INFOSTOCKS INFORMAÇÕES E SISTEMAS LTDA., a limited liability company based in Av. Presidente Juscelino Kubitschek, number 1.909, Torre Sul, 28th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 03.082.929/0001-03, herein as represented in accordance with its articles of association (“Infostocks”);

XPE INFOMONEY EDUCAÇÃO ASSESSORIA EMPRESARIAL E PARTICIPAÇÕES LTDA., a limited liability company based at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor, Zip Code 04453-907, enrolled with the CNPJ/ME under No. 05.745.283/0001-14, herein as represented in accordance with its articles of association (“XPE Infomoney”);

TECFINANCE INFORMÁTICA E PROJETOS DE SISTEMAS LTDA., a limited liability company headquartered at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 11.429.614/0001-00, herein as represented in accordance with its articles of association (“Tecfinance”);

XP COMERCIALIZADORA DE ENERGIA LTDA., a limited liability company, enrolled with the CNPJ/ME under No. 34.475.373/0001-30, with headquarters in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 29th floor, Zip Code 04543-907 (“XP Comercializadora”);

INSTITUTO DE GESTÃO E TECNOLOGIA DA INFORMAÇÃO LTDA., a limited liability company with its registered office in Belo Horizonte (MG), in Rua Roma, 561, rooms 209 and 210, Santa Lucia, Zip Code 30.360-680, enrolled with the CNPJ/ME under No. 08.028.776/0001-21, herein as represented in accordance with its articles of association (“IGTI”);

XP ATIVOS DIGITAIS INTERMEDIAÇÕES S.A., a company with headquarters in the City and State of Rio de Janeiro, Av. Ataulfo de Paiva, No. 153, room 201 (part), Leblon, Zip Code 22440- 032, enrolled with the CNPJ/ME under No. 45.602.487/0001-10, herein as represented in accordance with its by-laws (“XP Digital”);

BTR ADMINISTRAÇÃO E CORRETAGEM DE SEGUROS S.A., a company with headquarters in the City and State of São Paulo, Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor (part), Zip Code 04453-907, enrolled with the CNPJ/ME under No. 39.941.749/0001-79, herein as represented in accordance with its by-laws (“BTR”);

XP ADMINISTRADORA DE BENEFÍCIOS LTDA., a limited liability company, enrolled with the CNPJ/ME under No. 46.024.429/0001-10, with headquarters in the City and State of Sao Paulo, at Av. Presidente Juscelino Kubitschek, No. 1.909, Torre Sul, 26th floor, Zip Code 04543-907 (“XP Administradora”);

XP DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a limited liability company, enrolled with the CNPJ/ME under No. 44.475.245/0001-40, with headquarters in the City and State of Rio de Janeiro, in Av. Ataulfo de Paiva, n° 153, 5th floor (part), Leblon, Zip Code 22440-032 (“XP DTVM”);

XTAGE INTERMEDIAÇÃO S.A., enrolled with the CNPJ/ME under No. 41.460.365/0001- 86, with headquarters in the City and State of Rio de Janeiro, in Av. Ataulfo de Paiva, No. 153, room 201 (part), Leblon, Zip Code 22440-032 (“XChange” and, together with XP Investimentos, XP Controle 3, XP CCTVM, Banco XP, XP Controle 4, XP Previdência, XP Finanças, XP Seguros, XP Advisory, XP Vista, XP Gestão, Infostocks, XPE Infomoney, Antecipa, Carteira Online, DM10, XP Allocation, XP LT, XP PE, XP Eventos, XP Digital, IGTI, Tecfinance, XP Comercializadora, BTR, XP Administradora and XP DTVM “Controlled Companies”); and

GUILHERME DIAS FERNANDES BENCHIMOL, Brazilian, single, economist, bearer of identification card No. 010.398.628-7, issued by IPF/RJ,  enrolled with the Individual Taxpayer Register (CPF/MF) under No. 0955.998.037-48, resident and domiciled in the City and State of Sao Paulo, Jacarezinho Street, No. 241, Jardim Europa, Zip Code 01456-020, email address guilherme.benchimol@xpi.com.br (“GB”).

WHEREAS:

(i)	In order to regulate and organize its relations as direct shareholders of the Company and indirect shareholders of the Controlled Companies, the then shareholders of the Company executed, on November 29, 2019, the Company's Shareholders’ Agreement, as amended on March 24, 2020, October 1, 2021 and April 22, 2022 (the “Agreement”); and

(ii)	The Shareholders and the Intervening Parties desire to terminate the Agreement;

NOW, THEREFORE, decide to enter into this Termination of the Shareholders’ Agreement of XP Inc. (the “Termination”), which shall be governed by the following terms and conditions:

1.	Termination. The Parties and the Intervening Parties agree to terminate the Agreement, with effect from the Effective Date, so that the Shareholders and their Affiliates shall have no right or obligation under the Agreement, as provided for in Clause 7 (Survival and General provisions) below. With effect from the Effective Date, the Parties and the Intervening Parties (and their respective Affiliates) shall grant to each other and their Affiliates the most complete, general, irrevocable and irreversible discharge in respect of any rights or obligations related to the Agreement, not being allowed to complain with each other, at any title or time.

1.1.           No Shareholder (or its Affiliates) and no share of ownership of the Shareholders (or their Affiliates), including those that would be issued in the future (by the Company or its successors), in any and all manner, shall be subject to the Agreement from the Effective Date.

1.2.            After the Effective Date, the Company and the Controlled Companies will make all records, archives, notes, endorsements or communications necessary to perfect this Termination. The Parties and the Intervening Parties have agreed in good faith to sign any documents and to carry out any acts necessary for the full achievement of the effects of this Termination.

2.	Company’s Board of Directors. The members of the Board of Directors and Committees of the Company nominated by the Iupar Block presented to the Company, on this date, their resignation. The resignation submitted by Mr Geraldo Carbone will take effect from the Effective Date and the resignation submitted by Mr Guy Andrade will have effect upon election of a substitute, in compliance with regulatory requirements.

2.1.           Notwithstanding this Termination, XP Control will ensure that GA, in a personal way, remains entitled to indicate 1 (one) member of the Company's Board of Directors, as long as it maintains a minimum of 2% (two percent) ownership.

3.	Effective date. This Termination will take effect from July 10, 2023 (the “Effective Date”).

4.	Registration Rights Agreement. This Termination does not alter any rights or obligations of the parties to the Registration Rights Agreement, which remains in force under the terms and conditions set forth therein.

5.	Conversion of Class B Shares. Itaú shall have the right, at any time and in its sole discretion, to request the conversion of any number of its Class B shares into Class A shares, in the proportion of 1 (one) to 1 (one), in accordance with the applicable mechanisms established in the Company’s articles of association. The Shareholders, in this act, agree to take all necessary measures and to cooperate, in good faith, in the implementation of such conversion when requested by Itaú.

5.1.           Notwithstanding the above, the Class B shares owned by Itaú shall be converted into Class A shares, in the proportion of 1(one) to 1 (one), in accordance with the applicable mechanisms established in the Company’s articles of association, prior to any desired transfer of Class B shares in Stock Exchange.

6.	Definitions. Capitalized terms that have not been expressly defined in this Termination shall have the meanings assigned to them in the Agreement.

7.	Survival and General Provisions. Clause 8.3 (Confidentiality) of the Agreement shall remain in force for a period of five (5) years from the date hereof. Clause 3.4.1. (Prior Notification) and (Cooperation) shall remain in force for the Period of Validity in respect of Itaú, the Company and XP Control. Clauses 1.2 (Rules of Interpretation), 11.1 (Applicable Law), 11.2 (Arbitration), 12.1 (Registration and Recordation), 12.6 (Independence), 12.7 (Amendments), 12.8 (Waiver), 12.9 (Expenses), 12.10 (Taxes), 12.11 (Notices), 12.13 (Consenting Parties), 12.14 (Specific Performance), 12.15 (Language) and 12.6 (Electronic Signature) will apply to this Termination mutatis mutandis, and will remain in full force, and the Parties thereto shall remain bound by their respective rights and obligations therein.

In witness hereof, the Parties have executed this Termination electronically, with 2 (two) witnesses as indicated below.

São Paulo, July 6, 2023.

[Signatures pages follow. Remainder of the page intentionally left blank.]

/s/ Fabrício Almeida	/s/ Gordon Crues
/s/ Bruno Constantino	GENERAL ATLANTIC (XP)
XP CONTROL LLC	BERMUDA, LP
By: Fabrício Almeida and Bruno Constantino	By: Gordon Cruess

/s/ Alfredo Egydio Setubal	/s/ Renato da Silva Carvalho
/s/ Priscila Grecco Toledo	/s/ Alvaro Felipe Rizzi Rodrigues
ITAÚSA S.A.	ITAÚ UNIBANCO HOLDING S.A.
By: Alfredo Egydio Setubal and Priscila Grecco Toledo	By: Renato Da Silva Carvalho and Alvaro Felipe Rizzi Rodrigues

/s/ Renato da Silva Carvalho	/s/ Luciana Barbosa de Oliveira Garrone
/s/ Alvaro Felipe Rizzi Rodrigues	/s/ Alfredo Althen Schiavo
ITB HOLDING LTD.	SÃO CARLOS INVESTIMENTOS LTD.
By: Renato Da Silva Carvalho and Alvaro Felipe Rizzi Rodrigues	By: Luciana Barosa de Oliveira Garrone and Alfredo Althen Schiavo

/s/ Luciana Barosa de Oliveira Garrone
/s/ Alfredo Althen Schiavo
SÃO MARCOS INVESTIMENTOS LTD.
By: Luciana Barosa de Oliveira Garrone and Alfredo Althen Schiavo

/s/ Fabrício Almeida

/s/ Bruno Constantino

XP INC.

By: Fabrício Almeida and Bruno Constantino

/s/ Fabrício Almeida

/s/ Bruno Constantino

XP INVESTIMENTOS S.A.

XP CONTROLE 3 PARTICIPAÇÕES S.A.

XP INVESTIMENTOS CORRETORA DE CÂMBIO TÍTULOS E VALORES MOBILIÁRIOS S.A.

BANCO XP S.A.

ANTECIPA S.A.

CARTEIRA ONLINE CONTROLE DE INVESTIMENTOS LTDA. XP CONTROLE 4 PARTICIPAÇÕES S.A.

XP VIDA E PREVIDÊNCIA S.A.

XP FINANÇAS ASSESSORIA FINANCEIRA LTDA. XP

CORRETORA DE SEGUROS LTDA.

DM10 CORRETORA DE SEGUROS E ASSESSORIA LTDA. XP

ADVISORY GESTÃO DE RECURSOS LTDA.

XP VISTA ASSET MANAGEMENT LTDA. XP

GESTÃO DE RECURSOS LTDA.

XP ALLOCATION ASSET MANAGEMENT LTDA. XP LT

GESTÃO DE RECURSOS LTDA.

XP PE GESTÃO DE RECURSOS LTDA. XP

EVENTOS LTDA.

INFOSTOCKS INFORMAÇÕES E SISTEMAS LTDA.

XP DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. BTR

ADMINISTRAÇÃO E CORRETAGEM DE SEGUROS S.A.

XP ADMINISTRADORA DE BENEFÍCIOS LTDA.

XPE INFOMONEY EDUCAÇÃO ASSESSORIA EMPRESARIAL E PARTICIPAÇÕES LTDA.

TECFINANCE INFORMÁTICA E PROJETOS DE SISTEMAS LTDA.

By: Fabrício Almeida and Bruno Constantino

/s/ Fabrício Almeida

/s/ Bruno Constantino

XP COMERCIALIZADORA DE ENERGIA LTDA. INSTITUTO DE

GESTÃO E TECNOLOGIA DA INFORMAÇÃO LTDA.

XP ATIVOS DIGITAIS INTERMEDIAÇÕES S.A. XTAGE

INTERMEDIAÇÃO S.A.

By: Fabrício Almeida and Bruno Constantino

/s/Guilherme Dias Fernandes Benchimol

GUILHERME DIAS FERNANDES BENCHIMOL

Witnesses:

1. /s/ Flavia Renó Stabile Costa
Name: Flavia Renó Stábile Costa
RG: 40.426.668-X
CPF/ME: 416.950.328-70

2. /s/ Mariana de Souza
Name: Mariana de Souza
RG: 29.610.448-6
CPF/ME: 326.664.618-58